EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES CLOSING OF $34.5 MILLION BOUGHT DEAL FINANCING

/NOT FOR DISSEMINATION IN THE US OR THROUGH US NEWSWIRE SERVICES/

NYSE: VZLA   TSX-V: VZLA

VANCOUVER, BC, Feb. 29, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has completed its previously announced bought deal prospectus offering of 23,000,000 common shares of the Company (the "Offered Shares") at a price of C$1.50 per Offered Share for aggregate gross proceeds of C$34,500,000, which includes the exercise in full of the Underwriters' (as defined below) over-allotment option for 3,000,000 Offered Shares (the "Offering").

The Offering was conducted by PI Financial Corp., as lead underwriter and sole bookrunner, and Canaccord Genuity Corp., CIBC World Markets Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc. and BMO Nesbitt Burns Inc. (collectively, the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the Offering, the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Offering. As further consideration for the services provided by the Underwriters in connection with the Offering, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of C$1.50.  The Offering was completed pursuant to a prospectus supplement dated February 23, 2024 to the short form base shelf prospectus of the Company dated March 31, 2023 in each of the provinces and territories of Canada (except Quebec), in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws and other jurisdictions outside of Canada and the United States on an exempt basis. The Offering remains subject to the final approval of the TSX Venture Exchange (the "TSX-V").

The net proceeds of the Offering will be used to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5 hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits. The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq. The indicated mineral resource is estimated at 9.5 million tonnes ("Mt") grading 289 grams per tonne ("g/t") silver, 2.41 g/t gold, 0.27% lead, and 0.84% zinc (511 g/t silver equivalent). The mineral resource estimate includes indicated mineral resources of 88.2 million ounces ("Moz") of silver, 736 thousand ounces ("koz") of gold, 25.4 kilotonnes ("kt") of lead, and 79.9 kt of zinc (155.8 Moz AgEq). The inferred mineral resource is estimated at 12.2 Mt grading 239 g/t silver, 1.93 g/t gold, 0.29% lead, and 1.03% zinc (433 g/t AgEq). The mineral resource estimate includes inferred mineral resources of 93.7 Moz of silver, 758 koz of gold, 35.4 kt of lead, and 125.3 kt of zinc (169.6 Moz AgEq). Silver equivalent is calculated using the following formula: AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver is focused on de-risking the resource base located in the western portion of the district ahead of a development decision. Additionally, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the Panuco Project's mineral resource, as well as test other high priority targets across the district.

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements in this news release include, among others, statements relating to: the intended use of the net proceeds of the Offering, receipt of final TSX-V approval; and future drilling and exploration activities at the Panuco Project.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect the Company's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; ongoing military conflicts around the world; general economic factors; and the factors identified under the caption "Risk Factors" in the Company's management discussion and analysis and other public disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:33e 29-FEB-24